UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

ADOPTION OF AN AMENDED 2024 SHARE INCENTIVE PLAN

LakeShore Biopharma Co., Ltd (the “Company”) adopted an Amended 2024 Share Incentive Plan (the “Amended 2024 Plan”), as approved and authorized by the board of directors of the Company on March 12, 2025.

Pursuant to section 3.1 of the 2024 Share Incentive Plan (the “Original 2024 Plan”), the maximum aggregate number of ordinary shares, par value US$0.00002 per share, of the Company (“Shares”) which may be issued pursuant to all awards under the Original 2024 Plan (the “2024 Award Pool”) shall initially be 5,713,064 Shares, plus an annual increase on the first day of each fiscal year of the Company during the term of the Original 2024 Plan commencing with the fiscal year beginning on April 1, 2025, by (i) an amount equal to 1% of the total number of Shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of Shares as may be determined by the Board (the “Evergreen Provision”). To reflect the share consolidation effective on October 1, 2024, and the early utilization of the Shares reserved for issuance under the Original 2024 Plan pursuant to the Evergreen Provision, the 2024 Award Pool under the Amended 2024 Plan was adjusted to 2,479,385 ordinary shares, par value US$0.0002 per share. The remainder of the Amended 2024 Plan remains the same as the Original 2024 Plan.

INCORPORATION BY REFERENCE

This current report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-279544 and File No. 333-273165) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Amended 2024 Share Incentive Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: March 12, 2025

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